

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 19, 2010

Timothy L. Frank
Chief Executive Officer and President
Conn's, Inc.
3295 College Street
Beaumont, Texas 77701

> **Re: Conn's, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 000-50421**

Dear Mr. Frank:

We have reviewed your response to our letter dated September 9, 2010 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. With your next response, please submit a letter from the company with the acknowledgements we requested at the end of our letter dated September 9, 2010.

Compensation Discussion and Analysis, page 12

2. We reviewed your response to comment two in our letter dated September 9, 2010 and reissue this comment in part. In your response, you state that "[a]ward calculations and determinations are calculated in part based on [company] performance." If stock option awards were tied to particular company metrics, please disclose the performance targets that were taken into consideration in determining the stock option awards for your named executive officers and any other performance-related factors that were material to the company's executive compensation policies and decision-making processes. If you

omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Forrest Brumbaugh
       Via Facsimile